UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number:  001-39009

TCF FINANCIAL CORPORATION
(Exact name of registrant as specified in its charter)

c/o Huntington Bancshares Incorporated
41 South High Street
Columbus, Ohio 43287
(614) 480-2265
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $1.00 per share
5.70% Series C Non-Cumulative Perpetual Preferred Stock, no par value, with a liquidation preference of $25,000 per share (the “5.70% Series C Non-Cumulative Perpetual Preferred Stock”)
Depositary shares, each representing a 1/1000th interest in a share of the 5.70% Series C Non-Cumulative Perpetual Preferred Stock
 (Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, Huntington Bancshares Incorporated, as successor by merger to TCF Financial Corporation, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 21, 2021	HUNTINGTON BANCSHARES INCORPORATED As successor by merger to TCF Financial Corporation

	By:	/s/ Jana J. Litsey
	Name:	Jana J. Litsey
	Title:	General Counsel